Exhibit 99.1

Clearmind Applies to Cease Being a Reporting Issuer in Canada

Vancouver, Canada, April 30, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWYO) (“Clearmind” or the “Company”), a clinical- stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that it will apply to the British Columbia Securities Commission (the “BCSC”), as principal regulator, the Ontario Securities Commission (the “OSC”), as non-principal regulator, and the Alberta Securities Commission (collectively, the “Canadian Securities Regulators”) for an order (the “Order Sought”) to cease being a reporting issuer in British Columbia, Ontario, and Alberta (the “Jurisdictions”), the jurisdictions in Canada in which it is currently a reporting issuer.

If the Order Sought is granted by the Canadian Securities Regulators, Clearmind will cease to be a reporting issuer in any jurisdiction in Canada and will no longer be required to ﬁle ﬁnancial statements and other continuous disclosure documents with the Canadian Securities Regulators.

Notwithstanding a decision that Clearmind will not be a reporting issuer in Canada following receipt of the Order Sought, Clearmind will continue to ﬁle all ﬁnancial statements and other continuous disclosure materials required in accordance with the applicable laws of the United States and Germany, and the rules of The Nasdaq Capital Market (the “Nasdaq”) and the Frankfurt Stock Exchange (the “FSE”). All such continuous disclosure documents of the Company are publicly available to all security holders of Clearmind at www.clearmindmedicine.com, and Clearmind’s security holders residing in Canada will continue to receive copies of the continuous disclosure documents that are required to be delivered to security holders in the United States and Germany, in the same manner and at the same time as is required under the applicable securities laws of the United States and Germany and the rules of the Nasdaq and the FSE.

About Clearmind

Clearmind is a clinical- stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. The Company’s intellectual portfolio currently consists of seventeen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the FSE under the symbol “CWYO.” Shares of Clearmind have been voluntarily delisted from the Canadian Securities Exchange, effective as of March 14, 2024.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604)260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.